

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Ms. Pauline Carson
President and Chief Executive Officer
Victory LG, Inc.
6544 Kathrine Ann Court
Salt Lake City, Utah 84118

Re: Victory LG, Inc.
Registration Statement on Form S-1
Filed March 25, 2011
File No. 333-173056

Dear Ms. Carson:

We have reviewed your registration statement on Form S-1 filed on March 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments. In addition, if we raise comments on disclosure that appears in multiple places throughout your registration statement, please make any requested revisions to the disclosure in each place it appears.

Overview, page 5

2. We note that the first paragraph in your "Overview" section and the first and third paragraphs in your "General Introduction" section essentially consist of the same information and repeat themselves. Please consolidate this information into one cohesive, non-repetitive paragraph.

General Introduction, page 5

3. We note your statement that you do not expect to generate revenue that is sufficient to cover your expenses, and you do not have sufficient cash and cash equivalents to execute your plan of operations for at least the next twelve months. Please revise this disclosure here to include the amount of capital you will need over the next year to fund your operations.

4. You state in your "Overview" section that Victory LG, Inc. is presently developing for sale one Liquid-Gel capsule. You also state in the "Additional Products" section on page 30 of your filing that the company does not intend to market any other products. However, we note that in your "General Introduction" and "Description of Business" sections, you state, "In 2011, Victory LG, Inc. intends to market and distribute quality dietary supplements products." You also refer to marketing, distributing, or offering multiple "products" throughout your filing. Please revise your disclosure throughout your registration statement to correct this apparent discrepancy and make clear that you only have one intended product.

Initial Sales Strategy, page 5 and page 20

5. Please revise your disclosure to explain what you mean by "Point of Sale material."

6. We note your risk factor on page 10 titled, "Future Business Operations Via the Internet…," and related disclosure indicating that you intend to sell your product online. However, you have not made any reference to Internet sales in your prospectus summary. Please revise your disclosure in this section and your "Description of Business" and "Plan of Operation" sections to describe how you plan to sell your product via the Internet and clearly explain how your plan to sell your products on the Internet fits into your initial "one-prong" sales approach of using Ms. Carson to conduct direct sales .

Description of Property, page 6

7. We note that you have included two paragraphs under the heading "Description of Property" that do not pertain to your property. Please relocate your paragraph concerning your plans to build out and establish your reputation and network of clients under your "Business Development" discussion and place your paragraph identifying your current officers, directors and employees under an appropriate heading.

Principal Operations, Products and Services of the Company, page 6

8. We note that you have two competing statements in this section. One sentence provides that you have a limited history of development stage operations and the other sentence provides that you have no history of development stage operations. Please reconcile

these statements into a single sentence that is consistent with the rest of the disclosure in your registration statement.

The Offering, page 7

9. Your summary of the offering incorrectly provides that the "Risk Factors" discussion begins on page 5, rather than page 9. Please revise.

Risk Factors, page 9

10. Please move your risk factors entitled "If we do not obtain additional financing, our business will fail" on page 10 and "We have received an opinion of going concern from our auditors" on page 12 to the beginning of your risk factors section, as these risks appear to be sufficiently significant that they should appear more prominently in this section.

11. Please include an appropriately titled risk factor which addresses the fact that you have less than $18,000 in working capital available and will receive no proceeds from the sales of securities in this offering, but costs of this offering are anticipated to total $18,000. Therefore, you should discuss the risk that the expense of the offering will likely exhaust substantially all of your assets and, without additional sources of financing, you will have no funds with which to continue as a going concern.

12. Please include an appropriately titled risk factor that discusses the risk associated with the fact that Ms. Carson, who is your only employee and is solely responsible for the success of the business, will only be devoting 10 hours per week to the Company on a part-time basis.

13. We note that you have not commenced production and anticipate utilizing outside vendors to manufacture, package and ship your one product. On page 25 of your filing you state that you intend to use Soft Gel Technologies, Inc. to manufacture your product and Traco Manufacturing, Inc. for packaging. However, you also state that you have not entered into formal contracts with either company. Please include an appropriately titled risk factor which discusses the risk of not being able to enter into contracts with these companies to manufacture and package your product at terms acceptable to you.

14. On page 26, you state that you have not taken any steps to test your product. Please include an appropriately titled risk factor which discusses the risk that your product will not provide the benefits advertised.

15. Please include an appropriately titled risk factor which addresses the risk of product liability claims, whether you plan on obtaining any product liability insurance and to the extent material, the cost of such insurance.

<u>We have no operating history and face many of the risks…, page 9</u>

16. This risk factor covers three separate risks. Please revise this risk factor to solely address the risk related to having no operating history. Please separate your disclosure regarding the risks and difficulties inherent in introducing a new product into its own appropriately titled risk factor. Also, please incorporate the risk regarding your ability to raise additional capital and bringing your product to the marketplace into the risk factor entitled "If we do not obtain additional financing, our business will fail" on page 10.

<u>The company has a limited development stage operating history upon which to base…, page 9</u>

17. It appears that this risk factor discussion relates to the risks associated with the company's potential lack of success in its efforts to grow its business and earn increased revenues. Please limit this risk factor disclosure to the discussion about business growth and remove references to the company's lack of an operating history, as this risk was already addressed in the previous risk factor entitled "We have no operating history…"

<u>If we do not obtain additional financing, our business will fail, page 10</u>

18. We note your statement, "Obtaining additional financing would be subject to a number of factors, including investor acceptance." Please expand your disclosure to specify the factors to which you refer and explain how they may adversely affect the timing, amount, terms or conditions of any financing that you obtain or how they may make any additional financing unavailable to you.

19. Please revise your risk factor to clarify the total amount of funds you need for the business to continue, the uses for which this money is needed, and the amount of time you expect such funds will sustain your operations.

20. With respect to your estimates of $10,000 and $5,000 in expenses associated with public company reporting requirements and corporate governance requirements, please clarify the period of time over which these amounts are needed. In other words, are these amounts needed monthly, quarterly, annually, etc.?

21. We note your disclosure that the company expects to incur costs and expenses related to marketing and promotional activities, the possible addition of new personnel and the development of relationships for an estimated amount of approximately $10,000. However, on page 11 in your risk factor entitled "We have no operating history and expect to incur losses for the foreseeable future. Should we continue to incur losses…," you state that you have allocated $15,000 toward the marketing materials which include flyers, brochures, and website design and $10,000 for the development of strategic relationships for a total of $25,000, which does not include any costs for the possible addition of new personnel. Please explain this apparent discrepancy and revise your

disclosure in both sections, and as applicable throughout your filing, to disclose the proper amount associated with these expenses.

<u>Future business operations via the internet may subject us to a number of laws…, page 10</u>

22. Please delete your statement that the sale of Liquid-Gel Caps is not a governmentally regulated industry. You may not need governmental approval to market and sell your products, but that is not the same thing as the assertion that you are not subject to government regulation.

<u>Our future success relies upon a combination of patents and patents pending…, page 10</u>

23. We note that your risk factor heading states that your future success relies upon "a combination of patents and patents pending" among other items. However, your risk factor discussion does not include any disclosure regarding patents or patent applications. Please include disclosure in this section and your "Description of Business" section clarifying whether you have any patents or outstanding patent applications.

24. Your risk factor discussion states that unauthorized parties may attempt to copy aspects of your product and that you intend to rely on trademark, service mark and trade secret protection. Please explain how trademarks, service mark and trade secret protection will prevent others from copying your product.

25. The last paragraph of this risk factor discusses the risks of third parties asserting infringement claims against you. This discussion is a separate and distinct risk factor from protecting your intellectual property rights. It discusses the risks to you of other companies protecting their intellectual property rights. Please separate this discussion into its own appropriately titled risk factor.

<u>We have no operating history and expect to incur losses for the foreseeable future…, page 11</u>

26. We note that in the section titled "Plan of Operation" on page 24, you state that the company will need additional capital of $75,000 for marketing and sales and working capital associated with Victory LG, Inc. over the next year. However, in the above-captioned risk factor on page 11 you provide a list of costs and expenses which total $141,000. Please explain this discrepancy and revise your disclosure in both sections, in your "Management's Discussion and Analysis of Financial Condition and Result of Operations" section and as applicable throughout your filing to accurately indicate the amount of additional capital that the company will need. Please make sure that your revised registration statement is clear and consistent throughout with regard to the amount of money you need to commence day-to-day operations, the amount of money you need to begin to sell the liquid gel-caps, the total working capital needed over the next twelve months and, in each case, the specific uses you intend for this money.

27. Please explain the nature of the "strategic relationships" with convenience stores in the Salt Lake City that you intend to develop and clarify how the $10,000 needed will be used towards the development of these relationships.

The company is heavily reliant on Pauline Carson, our chief executive officer…, page 12

28. Please delete the phrase "Pauline Carson has experience and past expertise in a business setting" from this risk factor and instead, describe Pauline Carson's experience and how it relates to the potential success of the company.

Our current business development stage operations rely heavily upon our key…, page 12

29. This risk factor is essentially the same as the previous risk factor titled "The company is heavily reliant on Pauline Carson, our chief executive officer, president…" and provides the same disclosure. Please delete this duplicative disclosure.

We may need additional capital to develop our business, page 13

30. This risk factor discusses your need to raise additional capital. You have already provided such a discussion in the previous risk factor section titled "Risks Related to Our Business." To the extent that it does not repeat information already provided, please consolidate this information and add it to the appropriate risk factors located in the "Risks Related to Our Business" section.

We may incur significant costs to be a public company to ensure compliance…, page 13

31. In your statement "We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly," please revise your disclosure to clarify to which activities you are referring when you say "some activities."

32. The second paragraph of this risk factor discusses the company's expectation to incur additional costs and expenses related to marketing and promotional activities, the possible addition of new personnel and the development of relationships. This information has already been provided in previous risk factors and does not relate to this risk factor. Please remove this paragraph from this risk factor discussion.

The limited public company experience of our management team …, page 14

33. Please revise the heading and body of your risk factor to state, if true, that your management team has no public company experience. In addition, please revise the second sentence of the risk factor to state that senior management has never had responsibility for managing a publicly traded company. Alternatively, revise your risk factor to clarify the extent of Ms. Carson's experience managing a public company.

We have received an opinion of going concern from our auditors…, page 14

34. You have already included this risk factor on page 12 of your filing. It is not appropriate to repeat the same risk factor twice. Please delete this duplicative risk factor from your registration statement.

Use of Proceeds, page 16

35. We note that you are registering 8,000,000 shares of common stock on behalf of the selling security holder pursuant to an investment agreement. Please file a copy of the investment agreement as an exhibit.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 18

36. Please disclose on pages 19 and 22, where you discuss your twelve month operating plan, whether your plan contemplates manufacturing, packaging and/or shipping your product during this time. If it does not contemplate any of these activities, please make this clear. If it does, please provide disclosure which also describes the costs for manufacturing, packaging and shipping your product, as applicable.

37. We note your statement on page 19 that salaries for your current officers are being accrued. However, you state elsewhere that Ms. Carson does not receive a salary or benefits in any form, nor does the Company have any plans to begin paying salaries, cash or otherwise, or offering any form of benefits to your Board of Directors, Officer and employees. Please reconcile this apparent inconsistency.

38. On page 19, you state that you do not expect to generate revenue that is sufficient to cover your expenses for the next six months, and that you will need to obtain additional financing to operate your business for the next six months. Yet, on pages 5, 22 and 24 you state that you do not expect to generate revenue that is sufficient to cover your expenses, and do not have sufficient cash and cash equivalents to execute your plan of operations for at least the next twelve months. In addition, you state on page 24 that you will need to obtain additional financing to operate your business for the next twelve months. Please reconcile all of these statements so that your disclosure is consistent throughout your registration statement.

39. Under the heading "Subsequent Sales Strategy," you state that Victory LG has commenced the marketing of the Liquid-Gel capsule and on page 25 you state that Victory LG is "presently marketing for sale one Liquid-Gel capsule." However, this statement is at odds with your disclosure elsewhere in the registration statement that you

have yet to begin marketing efforts. In fact, on page 5, you state that Victory LG "will" commence marketing, rather than it has commenced marketing, and on page 20 you state that you are "presently developing" your marketing program. Please reconcile your disclosure as necessary throughout to rectify these and any similar inconsistencies.

Liquidity and Capital Resources, page 21

40. We note your disclosures that "we anticipate some services-generated income" and "we are presently debt free…" Please disclose the services that you anticipate will generate income. Also clarify disclosures for why management believes the registrant is debt free considering the balance sheet and other disclosures state there is a note payable to BK Consulting and Associates and another to its sole shareholder. Please revise your disclosures accordingly or further advise us.

Satisfaction of Our Cash Obligations for the Next Twelve Months, page 22

41. We note your 12-month operating plan disclosed on page 22. Please revise your plan to include how the Company will accomplish the following:

- Fund expenses associated with public company reporting requirements as disclosed on page 10;
- Fund manufacturing cost as described on page 11; and
- Fund expenses related to the offering considering proceeds from the offering will be received by the selling security holder as described at page 16

42. We note your statement, "We will have additional capital requirements during the fiscal year ending February 28, 2011." As February 28, 2011 was prior to the filing of the registration statement, it appears that you intended to refer to the current fiscal year. Please revise your disclosure as necessary.

Inflation, page 23

43. Please relocate the information in the second paragraph of this section to the cover page of your prospectus, as this information is not relevant to a discussion of inflation and is more suited to a discussion of the offering.

Plan of Operation, page 24

44. Please expand your disclosure in this section and your "Description of Business" section to include a discussion on how the company plans to "create a client base within this twelve month time frame."

Description of Business, page 25

Unique Features of the Company, page 26

45. Please revise your disclosure in the first paragraph in this section to provide the basis for your statements about the target market, consumer preferences and potential demand for your product and energy drinks in general. Alternatively, please delete these statements as they do not appear to be supported by any factual data.

46. Please clarify what you mean by your "specialized" Liquid Gel Cap and explain why, if it is specialized, the Company believes it will have "widespread applicability."

Retail chain stores, page 27

47. The wording of your disclosure in this section implies that you have the ability to sell to retail chain stores such as Wal-Mart, Target and Walgreens. Please revise this section to make clear that sales to retail chain stores are not currently a possibility; rather they are part of your long-term sales strategy. In addition, please explain how you derived the estimated cost of $1 million per retail store and clarify what this cost entails.

The Energy Liquid Gel Cap Industry, page 28

48. We note your statement here, "We believe the highly specialized nature of our corporate focus enables us to be a better long-term partner for our clients than if we were organized as a traditional energy Liquid Gel Cap company," and a similar statement on page 29. Please clarify what you mean by the phrase "traditional energy Liquid Gel Cap companies" and explain why your corporate focus is "highly specialized" and how you differ from a "traditional" energy Liquid Gel Cap company. Please make

49. Please revise your statement on page 29 under the heading "Niche Industry" to make clear that you do not currently have any products and therefore that your competitive advantage of providing "quality energy Liquid Gel Caps, service performance and service consistency" is what you hope to accomplish and does not reflect your current product and service offerings.

50. We note that the company believes that one of its key competitive advantages is its "experienced management." You state, "Our sole Director and executive officer Pauline Carson has over 10 years of experience in the management and business operations. The company believes that the knowledge, relationships, reputation and successful track record of its management will help it to build and maintain its client base." Please provide the basis for your belief that Pauline Carson's general management and business operations experience gives you a competitive advantage in the energy gel cap business. Please include any relevant business experience, knowledge, relationships, reputation and track record that Ms. Carson has in this particular business.

Management Biographies, page 30

51. We note that Pauline Carson's biography contains numerous statements based on opinion, particularly in the first and third paragraphs of this section. Please revise Ms. Carson's biography to describe her business experience during the past five years. This description should be based on factual information. Statements such as "Pauline Carson is a 'dynamic take-charge' executive with 'striking' management abilities and leadership skills" or "Pauline Carson was cited as a 'savvy' entrepreneur and business executive with a 'powerful' knowledge and understanding of the business environment" are not appropriate. You should avoid the use of superlatives and colorful adjectives and limit this disclosure to only objective, verifiable information. In addition, where you provide information about Ms. Carson's accomplishments and business experience, please identify each of the compan(ies) involved, specify the position and duties Ms. Carson held with such compan(ies), and give her applicable dates of service. Please refer to Item 401(e) of Regulation S-K for guidance.

52. Please delete the quotation attributed to "one company CEO we spoke with." This is not appropriate Item 401(e) disclosure.

Compliance with Section 16(a) of the Exchange Act, page 31

53. The disclosure you have provided in this section is not applicable to your company given that you are not a Section 16 reporting company. Please delete this section from your filing.

Summary Compensation Table, page 32

54. We note that you have provided two summary compensation tables, neither of which is in accordance with Item 402(n) of Regulation S-K. Please provide only one summary compensation table that complies with the format and other requirements of Item 402(n) of Regulation S-K.

Notes to Financial Statements, page F-7

Note 1 – Nature of Business and significant Accounting Policies, page F-7

Revenue Recognition, page F-7

55. Disclosures state that sales are recorded when products are shipped. This is not consistent with disclosures that the Company defers revenues from sales when a payment has been received, but delivery has not occurred. Please clarify disclosures to state if revenue is recognized when products are shipped or when delivery has occurred.

Note 5 – Notes Payable, page F-9

> 56. Please tell us the relationship between the registrant's sole shareholder, Ms. Carson, and BK Consulting Associates and/or its owners, and if the two entities can be considered related parties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christine Allen at (202) 551- 3652 or Melissa Rocha at (202) 551- 3854
if you have questions regarding comments on the financial statements and related matters.
Please contact Johnny Gharib at (202) 551-3170 or Daniel Greenspan at (202) 551-3623 with
any other questions.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: Steven Sager
        BK Consulting & Associates, P.C.
        1844 South 3850 West, Suite B
        Salt Lake City, Utah 84104